SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C.





                           FORM 11-K

                         ANNUAL REPORT

               Pursuant to Section 15(d) of the

                Securities Exchange Act of 1934

          For the Fiscal Year Ended November 30, 1995


                  Commission File No. 1-6033


                    United Air Lines, Inc.
               Management and Salaried Employees'
                401(k) Retirement Savings Plan
                   (Full title if the Plan)

                    United Air Lines, Inc.
                (Employer sponsoring the Plan)

                        UAL Corporation
       (Issuer of the shares held pursuant to the Plan)


       1200 Algonquin Road, Elk Grove Township, Illinois
                       Mailing Address:
           P.O. Box 66100, Chicago, Illinois  60666
           (Address of principal executive offices)







           REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



       To the Board of Directors
       of United Air Lines, Inc.:


       We have audited the accompanying statement of net assets available for plan benefits of the United
       Air Lines, Inc. Management and Salaried
       Employees' 401(k) Retirement Savings Plan as of
       November 30, 1995 and 1994, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the United Air Lines, Inc. Management and Salaried Employees' 401(k) Retirement Savings
       Plan as of November 30, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

                                /s/   ARTHUR ANDERSEN LLP

                                ARTHUR ANDERSEN LLP

       Chicago, Illinois
       May 23, 1996







Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the United Air Lines, Inc. Pension and Welfare Plans Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






                                          United Air Lines, Inc.
                                         Management and Salaried
                                            Employees' 401(k)
                                         Retirement Savings Plan





Dated May 24, 1996                     By   /s/   Douglas A. Hacker

                                           Douglas A. Hacker
                                           Member, United Air
                                           Lines, Inc. Pension
                                           and Welfare Plans
                                           Administration Committee



                    UNITED AIR LINES, INC.
 MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        (In Thousands)

                                                   November 30
                                                1995         1994
INVESTMENT IN MASTER TRUST
  Magellan Fund                                 $ 29,207     $    -

  Equity-Income Fund                               6,160          -

  Growth Company Fund                             96,820       59,122

  Government Securities Fund                         826          -

  OTC Portfolio                                    7,798          -

  Overseas Fund                                   28,518       34,072

  Balanced Fund                                   49,485       49,601

  Asset Manager                                    5,103          -

  Asset Manager: Growth                            6,840          -

  Asset Manager: Income                            1,597          -

  Retirement Money Market Portfolio                2,878          -

  U.S. Bond Index Portfolio                        1,204          -

  U. S. Equity Index Portfolio                   112,127       80,147

  Blended Income Fund                            182,007      142,404

  Fixed Rate Investment Fund                      66,254      116,481

  UAL Stock Fund                                  10,913        4,164

  Participant Loan Fund                           14,864       15,069


NET ASSETS AVAILABLE FOR PLAN BENEFITS          $622,601     $501,060



The accompanying notes to financial statements are an integral part of these statements.



                    UNITED AIR LINES, INC.
 MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        (In Thousands)

                                                Year ended November 30
                                                        1995

                                                  EQUITY-      GROWTH     GOVERNMENT
                                    MAGELLAN      INCOME       COMPANY    SECURITIES
                                      FUND         FUND         FUND         FUND

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year                $   -        $   -         $59,122    $   -


CONTRIBUTIONS                         1,566          387         8,064         75

TRANSFERS
   BETWEEN FUNDS                     24,443        5,043         5,842        679


TRANSFERS
   BETWEEN PLANS                         15          -              (6)        (1)

RESULTS OF INVESTMENT
   ACTIVITY
      Dividends                          43           78         2,169         31
      Interest                          -            -               5        -
      Net appreciation
         in value of investments      3,392          708        23,901         49

                                      3,435          786        26,075         80

PAYMENTS TO PLAN
   PARTICIPANTS                        (131)         (21)       (1,583)        (2)

PARTICIPANT LOANS                      (119)         (34)         (682)        (5)

ADMINISTRATIVE
   EXPENSES                              (2)          (1)          (12)       -


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year                      $29,207      $ 6,160       $96,820    $   826



The accompanying notes to financial statements are an integral part of these statements.



                    UNITED AIR LINES, INC.
 MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        (In Thousands)

                                                Year ended November 30
                                                        1995

                                       OTC       OVERSEAS      BALANCED     ASSET
                                    PORTFOLIO      FUND          FUND      MANAGER

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year                $   -        $34,072       $49,601    $   -


CONTRIBUTIONS                           511        4,136         4,888        499

TRANSFERS
   BETWEEN FUNDS                      6,391      (10,096)       (8,873)     4,054


TRANSFERS
   BETWEEN PLANS                        (10)          39             3         (6)

RESULTS OF INVESTMENT
   ACTIVITY
      Dividends                         118          577         1,987         84
      Interest                          -             (1)          -          -
      Net appreciation
         in value of investments        816          983         4,189        624

                                        934        1,559         6,176        708

PAYMENTS TO PLAN
   PARTICIPANTS                          (7)        (853)       (1,905)      (116)

PARTICIPANT LOANS                       (21)        (334)         (397)       (35)

ADMINISTRATIVE
   EXPENSES                             -             (5)           (8)        (1)


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year                      $ 7,798      $28,518       $49,485    $ 5,103



The accompanying notes to financial statements are an integral part of these statements.



                    UNITED AIR LINES, INC.
 MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        (In Thousands)

                                                          Year ended November 30
                                                                  1995

                                                                                         US
                                     ASSET        ASSET       RETIREMENT     US         EQUITY
                                    MANAGER:     MANAGER:       MONEY       BOND        INDEX
                                     GROWTH       INCOME        MARKET      INDEX     PORTFOLIO

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year                $   -        $   -         $   -      $   -       $ 80,147


CONTRIBUTIONS                         1,092          121           670         96        6,329

TRANSFERS
   BETWEEN FUNDS                      4,791        1,335         2,210      1,033         (513)


TRANSFERS
   BETWEEN PLANS                        (12)         -              (3)       -           (190)

RESULTS OF INVESTMENT
   ACTIVITY
      Dividends                         -             49            92         36          -
      Interest                          -            -             -          -              1
      Net appreciation
         in value of investments      1,056          153           -           47       29,943

                                      1,056          202            92         83       29,944

PAYMENTS TO PLAN
   PARTICIPANTS                         (51)         (42)          (51)        (6)      (2,466)

PARTICIPANT LOANS                       (35)         (19)          (39)        (2)      (1,107)

ADMINISTRATIVE
   EXPENSES                              (1)         -              (1)       -            (17)


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year                      $ 6,840      $ 1,597       $ 2,878    $ 1,204     $112,127



The accompanying notes to financial statements are an integral part of these statements.



                    UNITED AIR LINES, INC.
 MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        (In Thousands)

                                                          Year ended November 30
                                                                  1995

                                                   FIXED
                                    BLENDED        RATE          UAL     PARTICIPANT
                                    INCOME      INVESTMENT      STOCK       LOAN
                                     FUND          FUND         FUND        FUND        TOTAL

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year                $142,404     $116,481      $ 4,164    $15,069     $501,060


CONTRIBUTIONS                         14,891        -              345        -         43,670

TRANSFERS
   BETWEEN FUNDS                      22,005      (52,966)       1,290     (6,668)         -


TRANSFERS
   BETWEEN PLANS                         171          (96)          (7)       -           (103)

RESULTS OF INVESTMENT
   ACTIVITY
      Dividends                          -            -            -          -          5,264
      Interest                        11,391        6,089           22      1,033       18,540
      Net appreciation
         in value of investments         -            -          5,274        -         71,135

                                      11,391        6,089        5,296      1,033       94,939

PAYMENTS TO PLAN
   PARTICIPANTS                       (6,828)      (2,696)         (80)       -        (16,838)

PARTICIPANT LOANS                     (1,957)        (551)         (93)     5,430          -

ADMINISTRATIVE
   EXPENSES                              (70)          (7)          (2)       -          (127)


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year                      $182,007     $66,254       $10,913    $14,864     $662,601



The accompanying notes to financial statements are an integral part of these statements.



                    UNITED AIR LINES, INC.
 MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        (In Thousands)

                                                Year ended November 30
                                                        1994

                                       FIXED    U.S. EQUITY
                                       RATE       INDEX          UAL      BLENDED
                                    INVESTMENT  COMMINGLED      STOCK     INCOME
                                       FUND        POOL          FUND      FUND

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year                $149,850     $81,232       $ 6,027    $ 99,887


CONTRIBUTIONS                            -         8,121         1,293      21,028

TRANSFERS
   BETWEEN FUNDS                     (36,997)     (5,716)       (2,198)     20,476


TRANSFERS
   BETWEEN PLANS                         (21)        (21)          (27)      2,043

RESULTS OF INVESTMENT
   ACTIVITY
      Dividends                          -           -             -           -
      Interest                         9,904         -             -         7,479
      Net appreciation
         (depreciation)
         in value of investments         -           893          (633)        -

                                       9,904         893          (633)      7,749

PAYMENTS TO PLAN
   PARTICIPANTS                       (4,774)     (3,032)         (182)     (6,228)

PARTICIPANT LOANS                     (1,454)     (1,308)         (114)     (2,167)

ADMINISTRATIVE
   EXPENSES                              (27)        (22)           (2)       (114)


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year                      $116,481     $80,147       $ 4,164    $142,404



The accompanying notes to financial statements are an integral part of these statements.



                    UNITED AIR LINES, INC.
 MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        (In Thousands)

                                                          Year ended November 30
                                                                  1994

                                     GROWTH                              PARTICIPANT
                                    COMPANY      OVERSEAS      BALANCED     LOAN
                                      FUND         FUND          FUND       FUND        TOTAL

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year                $40,154      $15,597       $39,046    $12,630     $444,423


CONTRIBUTIONS                        10,637        5,807         8,823        -         55,709

TRANSFERS
   BETWEEN FUNDS                     10,586       12,989         6,316     (5,456)         -


TRANSFERS
   BETWEEN PLANS                          8          (46)          (15)       -          1,921

RESULTS OF INVESTMENT
   ACTIVITY
      Dividends                       4,216          268         2,132        -          6,616
      Interest                            1          -               1        890       18,275
      Net appreciation
         (depreciation)
         in value of investments     (4,095)       1,123        (4,144)       -         (6,856)

                                        122        1,391        (2,011)       890       18,035

PAYMENTS TO PLAN
   PARTICIPANTS                      (1,538)      (1,112)       (1,965)       -        (18,831)

PARTICIPANT LOANS                      (834)        (545)         (583)     7,005          -

ADMINISTRATIVE
   EXPENSES                             (13)          (9)          (10)       -           (197)


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year                      $59,122      $34,072       $49,601    $15,069     $501,060



The accompanying notes to financial statements are an integral part of these statements.




                    UNITED AIR LINES, INC.
 MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
                 NOTES TO FINANCIAL STATEMENTS



1.   DESCRIPTION OF THE PLAN

     This description is for general information purposes only. Participants should refer to their summary plan description and individual employee benefit statement for detailed benefit information.

     a. General and Plan Participants

        The United Air Lines, Inc. Management and Salaried Employees' 401(k) Retirement Savings Plan (the "Plan") covers management and salaried employees on the first day of the calendar month following the date of hire and meteorologist employees of United Air Lines, Inc. ("United") who have completed one year of service and are at least 21 years of age. The Plan is contributory and is subject to the Employee Retirement Income Security Act of 1974, as amended.

     b. Contributions and Vesting

        Eligible employees may elect to contribute to the Plan, in multiples of 1%, any percentage of their covered pretax earnings, up to 15%, subject to a maximum of $9,500 in 1996 and $9,240 in 1995. Lower limits may apply to certain highly compensated participants if the Plan does not pass certain nondiscrimination tests required by law. Contributions and earnings are credited to separate accounts maintained for each participant. The balance in a participant's account is fully vested and nonforfeitable at all times.

        Participants may elect to invest in one or a combination of the investment funds described in note (1)(d). Additionally, they may subsequently change their contribution rate, redesignate the allocation of contributions or transfer existing balances among investment funds, subject to the limits set forth in the Plan.

        Contributions include $818,355 and $8,317,608 for 1995 and 1994, respectively, which were transferred from other qualified plans as rollovers under Internal Revenue Code Sections 401(a) and 401(k).

     c. Trustee and Recordkeeper

        Fidelity Management Trust Company ("Fidelity") is the Plan Trustee and Fidelity Institutional Retirement Services Company is the recordkeeper of the Plan.

     d. Master Trust Funds

        The Fixed Rate Investment Fund is invested under various group annuity contracts with the following insurance companies:

                                                        (In Thousands)
                                                   Investment Balance as of
                          Annual                          November 30
          Insurance      Interest    Contract
          Company         Rate       Through            1995       1994
          Massachusetts   8.58%       1994             $   -      $ 49,981
          Prudential      8.89%       1995              66,254      66,500

                                                       $66,254    $116,481


        The Plan's fixed rate investments are stated at fair value and represent amounts on deposit with the insurance companies plus net investment earnings. Interest rates on the contracts are guaranteed fixed rates through the end of the contracts. No further contributions can be made to this fund.

        Fidelity provides each participant with fifteen investment options:
        Fidelity Magellan Fund; Fidelity Equity-Income Fund; Fidelity Growth Company Fund; Fidelity Government Securities Fund; Fidelity OTC Portfolio; Fidelity Overseas Fund; Fidelity Balanced Fund; Fidelity Asset Manager; Fidelity Asset Manager: Growth; Fidelity Asset Manger:
        Income; Fidelity Retirement Money Market Portfolio; Fidelity U.S. Bond Index Portfolio; Fidelity U.S. Equity Index Portfolio; Blended Income Fund and the UAL Stock Fund. These funds are managed by Fidelity or Fidelity Investments (manager of Fidelity Mutual Funds). The investments represent the Plan's allocable share of the funds.

        The Fidelity U.S. Equity Index Portfolio primarily invests in the common stocks of the companies that make up the S&P 500 Index. Assets are valued at market prices quoted on the New York Stock Exchange ("NYSE").

        Assets in the UAL Stock Fund are invested in UAL Corporation common stock and are valued at market prices quoted on the NYSE.
        Participants may invest in the UAL Stock Fund through direct earnings deferrals.

        The Blended Income Fund includes investment contracts purchased by Fidelity from approved institutions that meet its stringent credit standards at the time of purchase. The Fund may also include other high quality, income-oriented investments. Assets are stated at fair value.

        The remaining investment options are public mutual funds traded on the NYSE. Portfolio securities and other assets are valued primarily on the basis of market quotations or, if quotations are not readily available, by a method which each fund's Board of Trustees believes accurately reflects fair value. Foreign securities are valued based on quotations from the primary market in which they are traded and are translated from the local currency into U.S. dollars using current exchange rates.

        The Fidelity Magellan Fund invests primarily in securities of domestic, foreign, and multinational issuers in the form of common stocks, securities convertible into common stocks, and, occasionally, debt securities.

        The Fidelity Equity-Income Fund invests primarily in income-producing equity securities, both domestic and foreign. It seeks to achieve income greater than that of the S&P 500.

        The Fidelity Growth Company Fund invests in common stocks, securities convertible into common stocks, and, occasionally, debt obligations from companies viewed as having unusual opportunities to grow.

        The Fidelity Government Securities Fund invests primarily in fully guaranteed U.S. government bonds with any maturity. The average maturity is approximately two to five years.

        The Fidelity OTC Portfolio primarily invests in stocks traded in the "over-the-counter" market, which involves the investment in securities of smaller, lesser-known companies.

        The Fidelity Overseas Fund normally invests at least 65% of its total assets in common stock, securities convertible to common stock and debt instruments of foreign businesses and governments. Fidelity Investments expects to invest most of the assets in developed countries in these general geographic areas; the Americas (other than the United States), the Far East and Pacific Basin, and Western Europe.

        The Fidelity Balanced Fund maintains a balance of high-yielding securities, including foreign and domestic stocks and bonds. At least 25% of the assets are invested in fixed-income senior securities. All bonds in the Fund's portfolio are rated BBB or better by Standard & Poor's Corporation, or Baa or better by Moody's Investors Service, Inc.

        The Fidelity Asset Manager invests in stocks, bonds and short-term instruments in both domestic and foreign markets to achieve high total returns in the long run. The allocation between these three types of investments is generally 40%, 40%, and 20%, respectively, however it may vary between the following ranges: stocks - 10% to 60%; bonds - 20% to 60%; and short-term instruments - 0% to 70%.

        The Fidelity Asset Manager: Growth: invests in stocks, bonds and short-term instruments in both domestic and foreign markets to achieve long term maximum total investment return. The allocation between these three types of investments is generally 65%, 30%, and 5%, respectively, however it may vary between the following ranges:
        stocks - 0% to 100%; bonds - 0% to 100%; and short-term instruments - 0% to 100%.

        The Fidelity Asset Manager: Income: invests in stocks, bonds and short-term instruments in both domestic and foreign markets to achieve a high level of current income, and capital appreciation. The allocation between these three types of investments is generally
        20%, 30%, and 50%, respectively, however it may vary between the following ranges: stocks - 0% to 35%; bonds - 20% to 45%; and short-term instruments - 20% to 80%.

        The Fidelity Money Market Trust: Retirement Money Market Portfolio: invests in high quality, low risk domestic and foreign money market instruments, primarily short-term instruments with maturities of three months or less.

        The Fidelity U.S. Bond Index Portfolio primarily invests in securities included in the Lehman Brothers Aggregate Bond Index in order to achieve comparable investment results.

        Fidelity is authorized to engage in the lending of certain Plan assets. Securities lending is an investment management enhancement that utilizes the existing securities of the Funds to earn additional income. It involves the loan of securities to various approved brokers. In return for loaned securities, Fidelity receives collateral in the form of cash and U.S. government securities as a safeguard against possible default of any borrower on return of the loan. Each loan is collateralized to the extent of 100 percent of the market value of securities on loan. The collateral is marked-to-market on a daily basis to maintain the margin requirement.

        On July 12, 1994, UAL Corporation underwent a recapitalization under
        Section 368(a)(1)(E) of the Internal Revenue Code of 1986, pursuant to which the shareholders engaged in a recapitalization exchange with UAL Corporation. Each share of Old Common Stock was exchanged for a package consisting of one half of a share of New Common Stock and $84.81 in cash. The cash consideration received by the Trustee on behalf of Plan participants was used to purchase additional shares of New Common Stock or, at the direction of Plan participants, was transferred to other investment funds. Pursuant to the terms of the recapitalization, participants' direct earnings deferrals and fund transfers into the UAL Stock Fund were temporarily suspended from July 12, 1994 to August 4, 1994 and from January 12, 1995 to
        March 15, 1995. On May 20, 1996 (with a May 6, 1996 record date), UAL Common Stock underwent a 4 for 1 stock split. Shares held in the UAL Stock Fund were adjusted accordingly.

     e. Withdrawals

        Withdrawals from the Plan may be made as follows, as applicable to the participant's eligibility, amount requested, and existing balances:

           Participants who have separated from service (for reasons other than death) may elect payment in the form of a lump sum, periodic distributions, irregular partial distributions, or through the purchase of an annuity. Distributions may also be directly rolled over into an IRA or qualified plan. Participants are able to defer the distribution of the account until April 1 of the next calendar year after reaching age 70-1/2.

           Distributions of accounts due to death of a participant may be taken by the participant's beneficiary in the form of a lump sum payment or through the purchase of an annuity, subject to the limitations of Internal Revenue Code 401(a)(9). The participant's surviving spouse, if any, is automatically the beneficiary of the account, unless the spouse waives this right.

           In-service withdrawals for participants, who are actively employed or are absent due to reasons of illness, layoff (in regards to salaried employees), or approved leave of absence, and maintain an employer-employee relationship with United Air Lines, Inc., are permitted as follows:
              - Hardship withdrawals from 401(k) account, subject to
                restrictions described in the Plan
              - After reaching age 59-1/2, subject to certain requirements specified in the Plan, all or a portion of the participant's 401(k) account may be withdrawn
              - Upon reaching age 70-1/2, minimum distributions required under Internal Revenue Code 401(a)(9) must be taken no later than April 1 following the calendar year that the participant has reached age 70-1/2.

           In the case that a participant's account has never exceeded $3,500, total distribution of the account will be made in a lump sum payment upon termination of employment or death.

           Generally, withdrawals are allocated pro-rata to the balances of each of the investment funds in the participant's account. Alternatively, the participant may specify which fund(s) that distribution is made from. Distributions from UAL Stock Fund, may be made in cash, or in whole shares of UAL Corporation common stock, with fractional shares distributed in cash.

     f. Plan Termination Provisions

        If the Plan is terminated, all amounts credited to a participant's account at the time of termination shall be retained in the Trust and will be distributed in accordance with the normal distribution rules of the Plan.


2.   SIGNIFICANT ACCOUNTING POLICIES

     a. Basis of Accounting

        The financial statements are presented on the accrual basis.

     b. Investments

        Assets of United's 401(k) Plans Master Trust are owned by all participating United plans consisting of the Management and Salaried Employees'401(k) Retirement Savings Plan, Ground Employees' 401(k) Retirement Savings Plan, and the Flight Attendant Employees' 401(k) Retirement Savings Plan.

     c. Net Appreciation (Depreciation) in Value of Investments

        Net appreciation (depreciation) in value of investments includes realized and unrealized gains and losses. Realized and unrealized gains and losses are calculated as the difference between fair value at December 1, or date of purchase if subsequent to December 1, and fair value at date of sale or the current year-end. The unrealized gain or loss on investments represents the Plan's allocable share of the difference between fair value at December 1, or date of purchase, and the fair value at the date of sale or the current year-end plus, where applicable, the change in the exchange rate between the U.S. dollar and the foreign currency in which the assets are denominated from December 1, or the date of purchase, to the date of sale or the current year-end.

     d. Plan Expenses

        Administrative expenses represent administrative and investment manager fees charged by Fidelity, accountant fees, recordkeeping fees charged by Fidelity Institutional Retirement Services Company and some administrative fees charged by United. Brokerage and other investment fees are included in the cost of the related security. United performs certain reporting and supervisory functions for the Plan without charge.

     e. Transfers between Plans

        Transfers between plans reflects the change in employee coverage and transfer of any related balances between this Plan and other defined contribution plans sponsored by United, including the United Air Lines, Inc. Ground Employees' 401(k) Retirement Savings Plan and the United Air Lines, Inc. Flight Attendant Employees' 401(k) Retirement Savings Plan.

     f. Participant Loans

        Actively employed participants may borrow up to fifty percent of their fund balance, not to exceed $50,000. The minimum that may be borrowed is $1,000. Loans are charged against each investment fund in the ratio of the value of the employee's interest in each fund to the total value of the employee's interest in all funds and are held in the Loan Fund. The loan is repaid through payroll deductions on an after-tax basis for the term of the loan, which is a minimum of six months to a maximum of sixty months and is subject to a reasonable rate of interest (9.25% as of April 30, 1996). The amount paid is reinvested in the participant's account based on the investment allocations at the time of repayment. Prepayment of the full balance of the loan is allowed after six months from the date of the loan without penalty. Participants are able to take out another loan after twelve months from the date the old loan is retired. Upon the employee's termination of employment, a loan not paid in full within 60 days becomes a taxable distribution. Loans in default may be declared due and payable in full immediately, and the Plan administrator may charge the participant's account balances at any time thereafter for the amount of the default. An administrative fee of $90 is charged to each participant taking a loan and is automatically deducted from the participant's account.


3.   TAX STATUS

     The Plan obtained its latest determination letter on August 8, 1986. The Internal Revenue Service stated that the Plan, as written, was in compliance with the requirements of the Internal Revenue Code and that the trust was tax exempt. The Plan has been amended since receiving the determination letter and a revised determination letter has been requested from the Internal Revenue Service.


4.   SUBSEQUENT EVENT

     Effective December 1, 1995, the Plan was amended to provide that salaried employees who are hired on or after February 1, 1994, will be eligible to receive a two percent company contribution after completing two years of credited service. Eligible employees are one hundred percent vested in the company contribution at the time made.